Mail Stop 4561

October 31, 2008

William D. Watkins
Chief Executive Officer
Seagate Technology
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

Re: Seagate Technology
Form 10-K for the fiscal year ended June 27, 2008
Filed August 13, 2008
Definitive Proxy Statement on Schedule 14A
Filed September 19, 2008
File No. 001-31560

Dear Mr. Watkins:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 27, 2008

Business

Customers, page 13

1. We note your statement that both Dell and HP accounted for more than 10% of your revenues in 2008. State whether you have an agreement with both Dell and HP and if so, disclose the material terms. If there are agreements, please also provide us an

analysis for each agreement as to why it does not need to be filed under Item 601(b)(10) of Regulation S-K.

Properties, page 36

2. Ensure that you have provided all of the information required by Item 102 of Regulation S-K, which requires information as to the suitability, adequacy, productive capacity and extent of utilization of your principal facilities. Refer to Instruction 1 to Item 102.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Seagate Overview

Operating Performance

Mobile, page 47

3. Ensure that you have provided a discussion of any material events that have occurred or you expect will occur that affect your financial results. As an example, we note your statement that your slower than market growth in this market was mainly attributable to delayed product introductions allowing your competitors to capture additional market share. We also note the statements by your CEO in your fourth quarter earnings conference call that you had experienced product execution, product qualifications and spending problems. Expand your discussion to explain the reasons for the delayed product introductions and spending problems and the steps you are taking to address the concerns. Refer to Part III.B.4, paragraph 2 of Release No. 34-48960 (December 2003).

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Critical Accounting Policies and Use of Estimates, page 75

4. Your disclosures on pages 65, 76 and 109 indicate that you engage third-party valuation firms to assist you in the determination of fair value for certain assets and liabilities assumed in business combinations. Please describe the nature and extent of the specialists' involvement in determining the fair value to ascribe to certain tangible and intangible assets acquired and liabilities assumed.

Note 4. Income Taxes, page 96

5. We note from your disclosures on pages 53 and 98 that you utilized an independent
    valuation specialist to determine the IRC Section 382 annual limitations in connection
    with the sale of common shares to the public by New SAC. Please describe the
    nature and extent of the specialists' involvement in determining the annual
    limitations.

Note 11. Goodwill and Other Intangible Assets, page 115

6. We note the recent drop in your stock price and market capitalization since the fiscal
    year ended June 27, 2008. It appears as though this event may represent an
    occurrence of a triggering event that may require you to test your goodwill for
    impairment before your annual test. See paragraph 28 of SFAS 142. If so, please tell
    us how your evaluation of goodwill impairment complies with paragraphs 19 through
    22 of SFAS 142. Explain how you determine the fair value of your reporting units
    and how your estimate of fair value complies with paragraphs 23 through 25 of SFAS
    142. Compare the fair value for your reporting units to the company's market
    capitalization, and if materially different, please provide us with the underlying
    reasons.

Definitive Proxy Statement on Schedule 14A filed September 19, 2008

Compensation Discussion & Analysis

How We Determine Individual Compensation Amounts, page 28

7. You state that you target total compensation for each NEO at the 75th percentile
    range of the Peer Group. In future filings, discuss the factors you considered in
    selecting this percentage range for the NEOs' total compensation. Additionally,
    discuss the extent to which you considered the comparative performance of the Peer
    Group companies and, if you did, how your performance compares to them.

Base Salary, page 29

8. You state that in approving NEO salaries you considered individual performance. As
    a result, it appears that the objectives you set for evaluating performance are a
    material part of your compensation policy. In future filings, please disclose the
    objectives in qualitative and quantitative terms, or tell us why you have not disclosed
    them. If you disclose the objectives, discuss whether, for each executive, he met
    them, including a discussion of by what margin or amount the objectives were, or
    were not, met. If you do not disclose the objectives, discuss how difficult it will be
    for the executive, or how likely it will be for you, to achieve the undisclosed
    objective. To the extent other performance objectives are omitted, such as those
    relating to an executive's individual performance in regard to variable pay or AEPS
    for the various awards under the 2004 Plan, please provide corresponding responses.

Variable Pay, page 29

9. In future filings, describe the accomplishments that resulted in the quality goal being achieved to enable shareholders to better understand the nature of the accomplishments and how they benefited the company.

10. We note that the Committee approved a $2 million Supplemental Award Pool that was added to the AIBP. In future filings, please clarify the circumstances that would result in the Committee approving a supplemental award pool and discuss the reasons why an award is, or is not, made as a result.

Severance and Other Post-Termination Payments, page 33

11. In future filings, explain why you adopted that Plan at this time. In addition, explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payment or provision of benefits under the Severance Plan. See Item 402(b)(1)(v) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Donna Levy, Staff Attorney, at (202) 551-3292 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief